Exhibit 77C and 77D

At a special shareholder meeting held on February
28, 2008, shareholders approved the following proposal:

Proposal 1: To Revise a Fundamental
Investment Policy. Shareholders of the
Fund are being asked to approve a proposal to amend the Funds fundamental investment policy requiring the Fund to invest up to 80% of its assets in medium, low or below investment grade municipal securities having intermediate or long-term maturities. As amended, the fundamental policy would be:
Under normal market conditions, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in municipal securities.

No. of Dollars				% of
Outstanding % of Dollars 	Dollars Voted
Affirmative 196,980,027.57 			40.768%
			90.768%
Against 10,200,304.18 			2.111%
		4.700%
Abstain 9,835,308.15 				2.036%
			4.532%
TOTAL 217,015,639.90 			44.915%
		100.000%